Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – SEPTEMBER 30, 2020

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in Euro (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

F-1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2020 and 2019		3
Unaudited Condensed Consolidated Statements of Financial Position as of September 30, 2020 and December 31, 2019		4
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2020 and 2019		5
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2020 and 2019		6
Notes to the Unaudited Condensed Consolidated Financial Statements		7
1.	Net Financial Result	7
2.	Other non-financial assets	7
3.	Financial assets and financial liabilities	8
4.	Cash and cash equivalents	8
5.	Equity	9
6.	Share-based payments	9
(a)	Equity settled share-based payment arrangements	9
(b)	Change in the accounting estimate of the share options expected to vest	11
(c)	Share options exercised	11
(d)	Share-based payment expense recognized	11
7.	Protective foundation	11
8.	Contractual Obligations and Commitments	12
9.	Summary of significant accounting policies and other disclosures	12
(a)	Reporting entity and Group’s structure	12
(b)	Basis of preparation	12
(c)	New and amended standards adopted by the Group	13
(d)	Significant events of the quarter and changes in circumstances	13
(e)	Significant events after the reporting date	14

F-2

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
for the three and nine months ended September 30, 2020 and 2019

		For the three months ended September 30,		For the nine months ended September 30,
(in €, except for share data)	Note	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)

Operating Expenses
Research and development expenses		(5,246,536)	(13,405,646)	(19,901,661)	(33,598,018)
General and administrative expenses		(1,166,070)	(2,490,245)	(6,057,767)	(9,439,080)
Total Operating Expenses		(6,412,606)	(15,895,891)	(25,959,428)	(43,037,098)
Other income		3,471	126,559	200,763	194,261
Other expenses		(13)	(838)	(9,184)	(83,907)
Operating Result		(6,409,148)	(15,770,170)	(25,767,849)	(42,926,744)
Finance income		1,325,367	2,029,992	3,593,803	4,527,952
Finance expenses		(1,775,183)	(761,268)	(2,951,147)	(1,211,366)
Net Financial Result	1	(449,816)	1,268,725	642,656	3,316,586
Loss for the Period		(6,858,964)	(14,501,446)	(25,125,193)	(39,610,157)

Share Information
Weighted average number of shares outstanding		27,733,778	25,982,754	26,674,233	25,970,571
Loss per share (basic/diluted)		(0.25)	(0.56)	(0.94)	(1.53)

Loss for the Period		(6,858,964)	(14,501,446)	(25,125,193)	(39,610,157)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		(3,022,687)	4,988,141	(2,761,792)	5,683,610
Total Comprehensive Loss		(9,881,651)	(9,513,305)	(27,886,985)	(33,926,548)

The accompanying notes are an integral part of these condensed consolidated financial statements.

[3]

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position
as of September 30, 2020 and December 31, 2019

(in €)	Note	September 30, 2020 (unaudited)	December 31, 2019

ASSETS
Non-current assets
Property, plant and equipment		467,937	576,373
Right-of-use assets		623,452	836,924
Intangible assets		379,811	452,400
Other assets	2	385,837	452,217
Financial assets	3	272,448	272,614
Total non-current assets		2,129,485	2,590,528
Current assets
Other assets	2	3,794,075	3,500,884
Financial assets	3	50,563,814	82,353,867
Cash and cash equivalents	4	44,834,089	33,131,280
Total current assets		99,191,977	118,986,031
TOTAL ASSETS		101,321,462	121,576,558

EQUITY AND LIABILITIES
Equity
Issued capital	5	3,387,410	3,132,631
Share premium	5	220,289,876	211,006,606
Other capital reserves	6	26,039,651	25,142,213
Accumulated deficit		(159,487,199)	(134,362,006)
Other components of equity		(534,564)	2,227,228
Total equity		89,695,174	107,146,673
Non-current liabilities
Lease liabilities		123,053	330,745
Other non-financial liabilities		35,488	39,013
Total non-current liabilities		158,541	369,758
Current liabilities
Trade and other payables	3	9,998,452	12,413,662
Lease liabilities		511,652	515,203
Employee benefits		799,812	975,629
Social security, other taxes and other non-financial liabilities		121,830	105,634
Provisions		36,000	50,000
Total current liabilities		11,467,747	14,060,128
Total Liabilities		11,626,288	14,429,886
TOTAL EQUITY AND LIABILITIES		101,321,462	121,576,558

The accompanying notes are an integral part of these condensed consolidated financial statements.

[4]

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the nine months ended September 30, 2020 and 2019

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2020		26,105,255	3,132,631	211,006,606	25,142,213	(134,362,006)	2,227,228	107,146,673
Loss for the period		—	—	—	—	(25,125,193)	—	(25,125,193)
Exchange differences on translation of foreign currency		—	—	—	—	—	(2,761,792)	(2,761,792)
Total comprehensive loss		—	—	—	—	(25,125,193)	(2,761,792)	(27,886,985)
Contributions
Issuance of common shares	5	1,958,186	234,982	9,535,961	—	—	—	9,770,943
Transaction costs	5	—	—	(729,841)	—	—	—	(729,841)
Equity-settled share-based pay-ments	6	—	—	—	897,438	—	—	897,438
Share options exercised	6	164,974	19,797	477,149	—	—	—	496,946
Total Contributions		2,123,160	254,779	9,283,269	897,438	—	—	10,435,486
Balance as of September 30, 2020		28,228,415	3,387,410	220,289,876	26,039,651	(159,487,199)	(534,564)	89,695,174

Balance as of January 1, 2019		25,964,379	3,115,725	211,021,835	18,310,003	(81,107,188)	50,196	151,390,571
Loss for the period		—	—	—	—	(39,610,157)	—	(39,610,157)
Exchange differences on translation of foreign currency		—	—	—	—	—	5,683,610	5,683,610
Total comprehensive loss		—	—	—	—	(39,610,157)	5,683,610	(33,926,547)
Contributions
Equity-settled share-based pay-ments	6	—	—	—	5,689,367	—	—	5,689,367
Share options exercised	6	140,876	16,905	(15,229)	—	—	—	1,676
Total Contributions		140,876	16,905	(15,229)	5,689,367	—	—	5,691,043
Balance as of September 30, 2019		26,105,255	3,132,631	211,006,606	23,999,370	(120,717,345)	5,733,805	123,155,067

[5]

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
for the nine months ended September 30, 2020 and 2019

(in €)	Note	For the nine months ended September 30, 2020 (unaudited)	For the nine months ended September 30, 2019 (unaudited)

Operating activities
Loss for the period		(25,125,193)	(39,610,157)
Adjustments for:
Depreciation & amortization of property, plant, equipment, right-of-use assets and intangible assets		533,687	485,822
Net financial result	1	(642,656)	(3,316,586)
Share-based payment expense	6	897,438	5,689,367
Net foreign exchange differences		(869,402)	(345,347)
Other non-cash adjustments		—	59,958
Changes in:
Other assets		(226,811)	(1,233,165)
Employee benefits		(191,042)	(14,316)
Social security and other current non-financial liabilities		13,896	(205,175)
Trade and other payables		(2,415,210)	9,859,875
Interest received		1,238,643	1,653,617
Interest paid		(15,546)	(19,822)
Net cash used in operating activities		(26,802,196)	(26,995,930)
Investing activities
Purchase of intangible assets, laboratory and office equipment		(83,855)	(622,265)
Purchase of non-current other financial assets		—	(75,543)
Purchase of current financial assets		(68,169,518)	(42,688,210)
Proceeds from the maturity of financial assets		97,465,290	40,539,826
Net cash from/ (used in) investing activities		29,211,918	(2,846,193)
Financing activities
Proceeds from issuance of common shares	5	9,770,944	—
Transaction costs from issuance of common shares	5	(729,841)	—
Proceeds from exercise of share options	6	496,946	1,676
Repayment of lease liabilities		(275,323)	(209,176)
Net cash from/ (used in) financing activities		9,262,726	(207,500)
Net increase/(decrease) in cash and cash equivalents		11,672,447	(30,049,623)
Effect of exchange rate changes on cash and cash equivalents		30,362	1,673,191
Cash and cash equivalents at beginning of period		33,131,280	55,386,240
Cash and cash equivalents at end of period	4	44,834,089	27,009,808

The accompanying notes are an integral part of these condensed consolidated financial statements.

[6]

InflaRx N.V. and subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Net Financial Result

The net financial result is comprised of the following items for the three and nine months ended September 30:

	For the three months ended September 30,		For the nine months ended September 30,
(in €)	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)

Finance income
Foreign exchange income	1,230,281	1,593,818	2,748,961	2,222,175
Interest income	95,086	436,174	844,842	2,305,777
Total	1,325,367	2,029,992	3,593,803	4,527,952
Finance expenses
Foreign exchange expense	(1,891,188)	(756,758)	(2,861,894)	(1,191,544)
Other	116,005	(4,509)	(89,253)	(19,822)
Total	(1,775,183)	(761,267)	(2,951,147)	(1,211,366)
Net Financial Result	(449,816)	1,268,725	642,656	3,316,586

Interest income results from marketable securities and short-term deposits in U.S. Dollars held by the Company and its subsidiary InflaRx GmbH.

Foreign exchange income and expense is mainly derived from the translation of the U.S. Dollar cash, cash equivalents and securities held by InflaRx GmbH.

Other finance expenses for the three months ended September 30, 2020 includes a €0.1 million gain from a reduction in the allowance for expected credit loss on marketable securities (2019: €nil). Cumulative net expense from expected credit loss on marketable securities included in other finance expenses amounted to €0.1 million for the nine months ended September 30, 2020 (2019: €nil).

2.	Other non-financial assets

(in €)	As of September 30, 2020 (unaudited)	As of December 31, 2019

Non-current other assets
Prepaid expense	385,837	452,217
Total	385,837	452,217
Current other assets
Prepayments on research & development projects	2,195,182	698,891
Current tax assets	1,172,907	1,134,968
Prepaid expense	327,611	1,467,936
Other	98,374	199,088
Total	3,794,075	3,500,884

Prepaid expense mainly consists of prepaid insurance expense. Total prepaid expense as of September 30, 2020 decreased as compared to December 31, 2019, primarily due to amortization of prepayments of Directors and Officers insurance which is prepaid annually in the fourth quarter of the year.

[7]

Prepayments on research & development projects consists of prepayments on clinical and production contracts. Mainly due to our COVID-19 trial and the related CRO contract, prepayments have increased as of September 30, 2020 compared to December 31, 2019.

Current tax assets as of September 30, 2020 include tax reclaims because of dividend tax withheld. Such tax is withheld by our banks from securities interest payments, and the Company is reimbursed after filing a tax return.

3.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of September 30, 2020 and December 31, 2019:

(in €)	As of September 30, 2020 (unaudited)	As of December 31, 2019

Financial assets at amortized cost
Non-current financial assets	272,448	272,614
Current financial assets	50,563,813	82,353,867
Financial liabilities at amortized cost
Trade and other payables	9,998,452	12,413,662
Interest bearing loans and borrowings
Non-current lease liabilities	123,053	330,745
Current lease liabilities	511,652	513,834

As of September 30, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €50,849 thousand (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded in the top investment category (AAA) by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

4.	Cash and cash equivalents

(in €)	As of September 30, 2020 (unaudited)	As of December 31, 2019

Short-term deposits
Deposits held in U.S. Dollars	20,635,701	27,803,153
Deposits held in Euro	8,880,000	—
Total	29,515,701	27,803,153
Cash at banks
Cash held in Euro	1,244,166	1,211,478
Cash held in U.S. Dollars	14,074,222	4,116,649
Total	15,318,388	5,328,127
Total cash and cash equivalents	44,834,089	33,131,280

[8]

5.	Equity

On July 7, 2020, the Company filed with the United States Securities and Exchange Commission (SEC) a Form F-3 with respect to the offer and sale of securities of the Company (Registration Statement). The Company also filed with the SEC a prospectus supplement (Prospectus Supplement) relating to an at-the-market program providing for the sales over time of up to $50,000,000 of its common shares pursuant a Sales Agreement with SVB Leerink LLC.

As of September 30, 2020, the Company had issued 1,958,186 common shares resulting in €9.0 million in net proceeds to the Company. Following these issuances, the remaining value authorized for sale under the at-the-market program is $38.8 million.

6.	Share-based payments

(a)	Equity settled share-based payment arrangements

During its historical financing rounds prior to 2016 InflaRx GmbH established equity-settled share-based payment programs. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

Number of share options	2020	2019
Outstanding as of January 1,	148,433	289,309
Exercised during the nine months ended September 30	—	(140,876)
Outstanding as of September 30,	148,433	148,433
thereof vested	148,433	148,433

Under the terms and conditions of the share option plan 2016 InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

Number of share options	2020	2019
Outstanding as of January 1,	1,181,484	1,181,484
Exercised during the nine months ended September 30	(86,632)	—
Outstanding as of September 30,	1,094,852	1,181,484
thereof vested	1,094,852	1,181,484

In conjunction with the closing of its initial public offering, InflaRx N.V. established a new incentive plan (the “2017 Long-Term Incentive Plan”). The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 Long-Term Incentive Plan equals 2,341,097 common shares.

Number of share options	2020	2019
Outstanding as of January 1,	2,181,105	2,051,009
Granted during the nine months ended September 30	96,188	54,450
Exercised during the nine months ended September 30	(78,342)	—
Forfeited during the nine months ended September 30	(181,287)	(58,335)
Outstanding as of September 30,	2,017,664	2,047,124
thereof vested	1,696,066	1,173,922

[9]

The number of share options granted during the nine months ended September 30, 2020 under the plan was as follows:

Share options granted	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2020
September 18	71,186	$4.16	0.85	€3.52	$4.83	1.35	4.77	0.36%
September 18	25,002	$4.21	0.85	€3.56	$4.83	1.35	5.02	0.39%
	96,188

Of the 96,188 options granted in the nine months ended September 30, 2020, 50,000 were granted to members of the executive management or Board of Directors. At the meeting on September 18, 2020, the Board also passed a resolution to grant 150,000 options to a member of the executive management upon start of the employment, therefore, these options are deemed granted, as it is defined by IFRS 2, on October 1, 2020 and will be reflected in the financial statements for the year ended December 31, 2020.

Expected dividends are nil for all share options listed above.

The number of share options granted during the nine months ended September 30, 2019 under the plan was as follows:

Share options granted	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price		Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2019
January 1	—	$14.45	0.88	€12.69	$26.02	*	0.65	4.8	3.00%
February 4	18,450	$18.17	0.87	€15.87	$32.63	*	0.65	4.9	2.60%
May 14	36,000	$22.54	0.89	€20.08	$41.39	*	0.65	4.7	2.30%
Repricing, July 3	—	$0.46-$1.08	0.89	€0.40-€0.96	$3.35		1.35	2.3-4.6	2.30%
	54,450

* On July 3, 2019, the board approved an amendment of the 2016 Option Plan and the 2017 Long-Term Incentive Plan. Following the amendment, the strike price of all vested and unvested options, other than those held by persons who were not employees or directors at the time of the amendment, was reduced to $3.35 per share.

None of the options granted in the nine months ended September 30, 2019 were granted to members of the executive management or Board of Directors.

Expected dividends are nil for all share options listed above.

The annual general meeting on July 16, 2020, approved an amendment to the 2017 Long-Term Incentive Plan (LTIP) with effect from January 1, 2021:

•
increasing the maximum annual number of common shares in the Company’s capital available for issuance under the LTIP, starting on January 1, 2021, to 4% (from 3%) of the Company’s outstanding common shares (determined as of December 31 of the immediately preceding year); and

•
removing certain restrictions from the LTIP, which will allow the committee administering the LTIP and the Board to (i) lower the exercise price per share of any options and/or share appreciation rights issued under the LTIP or take any other action treated as a ‘repricing’ of an award and (ii) cancel any option and/or share appreciation rights in exchange for cash or another award granted under the LTIP, in either case, without prior approval of the Company’s shareholders.

[10]

(b)	Change in the accounting estimate of the share options expected to vest

Due to terminations in the third quarter of 2020, effective July 1, 2020, we have revised our assumptions about the number of equity instruments that will vest in future quarters. As a result of this change in estimate, we recognized a benefit of €53.1 thousand in research and development expenses and a benefit of €63.4 thousand in general and administrative expenses in the three months ended September 30, 2020, and we will record €52.7 thousand less expense in research and development expenses and €36.8 thousand less expense in general and administrative expenses from share-based payments in the remaining vesting periods until June 30, 2022.

(c)	Share options exercised

In the nine months ended September 30, 2020, 164,974 shares were issued upon the exercise of share options, resulting in proceeds to the Company in the amount of €497 thousand. Of the share options exercised, 86,632 were granted under the 2016 Share Option Plan and 78,342 were granted under the 2017 Long-Term Incentive Plan.

In the nine months ending September 30, 2019, 140,876 shares were issued following the exercise of stock options, resulting in proceeds to the Company in the amount of €1.7 thousand. All stock options exercised were granted under the 2012 Stock Option Plan.

(d)	Share-based payment expense recognized

For the three and nine months ended September 30, 2020, the Company has recognized €(588) thousand and €897 thousand, respectively, (2019: €1,001 thousand, €5,689 thousand) of share-based payment expense/(benefit) in the statements of operations and comprehensive loss. The gain recognized in the three months ended September 30, 2020 includes an adjustment for forfeited share options.

None of the share-based payments awards were dilutive in determining earnings per share due to the Group’s loss position.

7.	Protective foundation

According to the articles of association of the Company, up to 55,000,000 common shares and up to 55,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company`s general meeting of shareholders approved the right of an in-dependent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request us to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company`s common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to re-quire us to cancel its preferred shares once the perceived threat to the Company and its stake-holders has been removed or sufficiently mitigated or neutralized. We are of the opinion that the call option does not represent a significant fair value based on a Level 3 valuation, since the preference shares are restricted in use and can be can-celled by us as stated above.

In the three and nine months ended September 30, 2020, the Company expensed €15 thousand and €45 thousand, respectively, (2019: €18 thousand, €68 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.

[11]

8.	Contractual Obligations and Commitments

	September 30, 2020	December 31, 2019
	(in €)
Commitments for minimum payments in relation to non-cancellable operating contracts or services:
Within one year	24,729,914	10,602,651
After one year but not more than five years	17,882,940	13,844,857
More than five years	—	—
Total	42,612,854	24,447,508

Anticipated future expenses were converted with the exchange rate as of September 30, 2020 (1 Euro = 1.1708 USD), respectively December 31, 2019 (1 Euro = 1.1234 USD).

The increase of our contractual commitments within one year compared to December 31, 2019, is mainly caused by the initiation of the Phase III part in Q3-2020 of our adaptive randomized Phase II/III trial in patients with severe COVID-19 induced pneumonia.

The Group enters contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services.

9.	Summary of significant accounting policies and other disclosures

(a)	Reporting entity and Group’s structure

InflaRx N.V. is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s common shares have been listed on The NASDAQ Global Select Market under the symbol IFRX.

InflaRx is a clinical-stage biopharmaceutical Group focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a.

These consolidated financial statements of InflaRx comprise the Company and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States (together referred to as “the Group”).

InflaRx GmbH is a clinical-stage biopharmaceutical company founded in 2008. In 2017, InflaRx N.V. became the sole shareholder of InflaRx GmbH through the contribution of the subsidiary’s shares to InflaRx N.V. by its existing shareholders in exchange of new shares issued by InflaRx N.V.

(b)	Basis of preparation

These interim condensed consolidated financial statements for the three- and nine-month reporting periods ended September 30, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, this report is to be read in conjunction with the financial statements in our annual report for the year ended December 31, 2019 on Form 20-F.

The interim condensed consolidated financial statements were authorized for issue by the board of directors on October 28, 2020.

The financial statements are presented in Euro (€). Euro is the functional currency of InflaRx GmbH. The functional currency of InflaRx N.V. and InflaRx Pharmaceutical Inc. is U.S. Dollars. All financial information presented in Euro has been rounded. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

[12]

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020 as set out below, and except for the change in the accounting estimate of the share options expected to vest as described above. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

For better clarity, the Group presented right-of-use assets separately from property, plant and equipment in the unaudited condensed consolidated statements of financial position as of September 30, 2020 and reclassified comparatives as of December 31, 2019 accordingly. The Group also renamed some line items in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss, Financial Position and Cash Flows to better reflect their substance.

(c)	New and amended standards adopted by the Group

The below listed amendments and interpretations apply for the first time in 2020, but do not have an impact on the condensed consolidated financial statements of the Group:

•
Conceptual Framework Amendments, References to the Conceptual Framework in IFRS Standards (IFRS 2 Share-Based Payment,  IFRS 3 Business Combinations, IAS 1 Presentation of Financial Statements, IAS 8 Accounting Policies, IAS 34 Interim Financial Reporting, IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRIC 12 Service Concession Arrangements, IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments IFRIC 22 Foreign Currency Transactions and Advance Consideration, SIC 32 Intangible Assets — Web Site Costs,), effective as of January 1, 2020

•	IFRS 3 Business Combinations, Definition of a business, effective January 1, 2020
•	IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments Disclosures, IFRS 9 Financial Instruments, Interest Rate Benchmark Reform, effective January 1, 2020,
•	IAS 1 Presentation of Financial Statements, IAS 8 Accounting Policies, Definition of Material, as of January 1, 2020

(d)	Significant events of the quarter and changes in circumstances

COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019 has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closure of borders and requiring maintenance of physical distance between individuals.

Since the second quarter of 2020 the Company`s employees have been able to work from their home offices or return to the Company’s offices. Our service providers also resumed full operations in the second quarter of 2020, and the recruitment of patients and new clinical trial sites likewise continued in the third quarter.

On June 17, 2020, the Company announced interim results from the first 30 patients treated in the adaptive randomized Phase II/III trial in patients with severe COVID-19 induced pneumonia. On September 14, 2020, we announced the initiation of the Phase III part of the study with the first clinical site open for enrollment in the Netherlands.

Changes to the Board and Management

On July 16, 2020, Jens Holstein resigned as member of the Board and Audit Committee.

On July 29, 2020, Mark Kübler was elected to the Audit Committee.

Effective July 31, 2020, Jason Marks resigned as Chief Legal Officer and General Counsel.

On September 17, 2020, Jordan Zwick was promoted to Senior Vice President, Chief Strategy Officer.

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Effective September 30, 2020, Arnd Christ resigned as Chief Financial Officer.

(e)	Significant events after the reporting date

Changes to the Management

On October 1, 2020, Dr. Thomas Taapken joined InflaRx as Chief Financial Officer.

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